Exhibit 3

Oi S.A. – IN JUDICIAL REORGANIZATION

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

Publicy-Held Company

MINUTES OF THE MEETING OF THE FISCAL COUNCIL

 HELD ON JANUARY 21st, 2019

I. DATE, TIME AND PLACE OF THE MEETING: On the 21st day of January 2019, at 11:00 am, by telephone contact and the materials were previously presented by the Company.

II. CALL NOTICE: Made by individual messages sent to the Fiscal Council.

III. QUORUM AND ATTENDANCE: All members of the Fiscal Council.

IV. BOARD: Chairman of the Meeting: Mr. Pedro Wagner Pereira Coelho.

V. AGENDA: (1) Opine about the new issuance of common shares to be subscribed by Backstop Investors, in accordance with Clause 6.1.1.3 of the reorganization plan approved by the Creditors’ General Meeting and ratified by the Judicial Reorganization Court (“Plan”) (“Capital Increase - New Funds”) and the Subscription and Commitment Agreement attached to the Plan (“Commitment Agreement”); and (2) Incorporation of the Copart 5 Participações S.A. – In Judicial Reorganization by Oi.

VI. RESOLUTIONS: The meeting having started, the members of the Fiscal Council  decided to elect Ms. Daniella Geszikter Ventura to assist with the draft of the minutes. Following to item (1) of the Agenda, having been clarified by the Company to the members of the Fiscal Council that, in accordance with Clause 6.1.1.3 of the Plan and in the Commitment Agreement, in light of the guarantee commitment of the Capital Increase – New Funds undertaken by the Backstop Investors and (i) compliance with the conditions in the plan and in the Commitment Agreement, and (ii) The Backstop Investors representing 84,4% of the total guarantee commitment of the Capital Increase – New Funds, they chose to receive the premium of the commitment in new common shares, in accordance with Clause 6.1.1.3 of the Plan and Clause 5 of the Commitment Agreement, strictly under the plan and the Commitment Agreement that was legally ratified, 272,148,705 new common shares nominative and no par value shall be issued, at the issuance price of one real and twenty four cents (R$ 1,24) per share, determined on the basis of independent negotiation undertaken by Oi’s management and its creditors, which shall be subscribed by Backstop Investors entitled to receive in new common shares the credit related to the premium of the guarantee commitment of the Capital Increase – New Funds owed by the Company to the Backstop Investors. In accordance with the Plan and the Commitment Agreement, the shares shall be issued directly and immediately to Backstop Investors that chose to receive the premium of the commitment in shares, which will be delivered to Itaú Unibanco S.A., as the custody agent of the ADS of the The Bank of New York, CNPJ/MF nº 05.523.773/0001-76, depositary institution of the Company’s Deposit Programs, to be issued to the corresponding ADSs and subsequently assigned to the Backstop Investors, as the case may be. The shares and fractions of ADSs that cannot be delivered to Backstoppers Investors will be sold and proceeds from the sale will be delivered to Backstop Investors. Thus, the Fiscal Council issued opinions on the issuance of the shares, since it follows the provisions of the Judicial Reorganization Plan approved by the creditors and approved by the Judicial Recovery Court that such opinion does not represent a manifestation of the Fiscal Council on the merits of the adopted structure. Item (2) of the Agenda, the Company presented a proposal for incorporating it’s integral subsidiary, Copart 5 Participações S.A – in Judicial Reorganization (“Copart 5”). This corporate reorganization is expressly set forth in the Judicial Reorganization Plan (Clause and annex 7.1 of the Plan) approved and ratified by Judicial Recovery Court. As a result of the Merger, the net assets of Copart 5, which is negative in fifty-six million, three hundred and sixty-one thousand, seven hundred and twenty-eight reais and forty-two cents (R$ 56,361,728.42) will be incorporated to the Company’s assets, without changing the Company’s share capital and the amount of shares issued by the Company and also without the Company’s shareholders dilution. The Fiscal Council issued its favorable opinion on the proposed Incorporation, based on the synergy gains of reduction of costs and tax reduction benefits presented by management, and approved the Protocol and Justification of Copart 5 Merger by Oi, including all the annexes, which stablish the general conditions of the Incorporation. One Protocol and Justification copy is annex in this Minute of the Meeting (Annex 1). The Fiscal Council also agreed unanimously on electing Daniela Maluf Pfeiffer to represent the Fiscal Council in the Extraordinary General Meeting of the Company to be summoned to deliberate the subject.

VII. CLOSING: With nothing further to discuss, the Chairman adjourned the Meeting, and these minutes were drafted, read and approved, and signed by all members of the Fiscal Council and by the Secretary. (/s/) Mr(s). Pedro Wagner Pereira Coelho, Alvaro Bandeira, Daniela Maluf Pfeiffer and Domenica Eisenstein Noronha.

These minutes are a true copy of the original registered in the Company’s books.

Rio de Janeiro, January 21, 2019.

Pedro Wagner Pereira Coelho

(Chairman of the Fiscal Council)